                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       To

                                   Form 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         DIGS, INC.
                    ------------------
                 (Name of Small Business Issuer in its charter)

     Delaware                           95-4603237
-----------------------               -------------
(State  or other  jurisdiction        (I.R.S.  Employer Identification No.)
of incorporation or organization)

17327 Ventura Boulevard, Suite 200      Encino, California 91316
-----------------------------------   ------------------------------
(Address of principal executive offices)

Issuer's telephone number:     (818) 995 - 3650
                          --------------------------------------
Securities to be registered under Section 12(b) of the Act:

     Title of each class                        Name of each exchange on which
     to be so registered                        each class is to be registered

------------------------                ----------------------

------------------------                ----------------------


Securities to be registered under Section 12(g) of the Act:

                                     Common
                              --------------------
                                (Title of class)


                              --------------------
                                (Title of class)










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                                     PART I

Forward Looking Statements

     The sections of this Report on Form 10-SB containing such forward-looking statements include "Description of Business," "Historical Background," "Growth," "Acquisitions," "Products and Services," "Marketing and Sales," Patent Development," "Markets" and "Competition" under Item 1 below, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under
Item 2 below. Statements in this Form 10-SB which address activities, events or developments that the registrant expects or anticipates will or may occur in the future, including such topics as future issuances of shares, future capital expenditures (including the amount and nature thereof), expansion and other development and technological trends of industry segments in which the registrant is active, business strategy, expansion and growth of the registrant's and its competitors' business and operations and other such matters are forward-looking statements. Although the registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the registrant.

     The registrant's operations are subject to factors outside its control. Any one, or a combination, of these factors could materially affect the results of the registrant's operations. These factors include: (a) changes in levels of competition from current competitors and potential new competition; (b) loss of a significant customer; and (c) changes in availability or terms of working capital financing from vendors and lending institutions. The foregoing should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by the registrant. Forward-looking statements made by or on behalf of the registrant are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results may differ from those anticipated results described in these forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the registrant will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the registrant or its business or operations.

ITEM 1.  DESCRIPTION OF BUSINESS.

General

     Digs, Inc. (the "Company" or "DIGS") provides comprehensive multimedia and Internet communication solutions for public companies to proactively tell their story to the investment community, its stockholders and employees. The Company's CD-ROM program is a state of the art story telling tool creating a virtual road show of a company's story. The program tells a client's "story" on a specially designed Internet linked CD-ROM and delivers it, in an attention getting package, to the computer screens of the client's shareholders, interested investors, the business community and the media.

     The Company's primary product is the Investor Relations CD-ROM ("IRCD"). The IRCD program tells a corporate story by integrating the traditional printed report approach with the latest CD-ROM and Internet interactive video, audio,

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and animation technology.  IRCD presents a company's story on an Internet-linked multimedia CD-ROM. IRCD describes the business of a company utilizing video, audio, animated graphics and text. The company's message is communicated via CD-ROM linked to the Internet. The approach makes the often-dry corporate profile come alive, by using video, audio, text and graphics to present a company's corporate story, including financial highlights, product data and other information. The IRCD is user-friendly and Internet-linked. A number of specialized IRCD packages and programs, including a compacted Annual Report package as well as an Environmental, Health and Safety CD-ROM which offers a new multimedia approach to tell a company's Environmental, Health and Safety policies, current results and achievements are available. All IRCD packages offer savings to companies over traditional written reports in both production and mailing costs. In addition, once an IRCD has been received by a shareholder, additional CD's are never sent as updates, rather, any new and updated information and statistics can be added to the existing CD through a simple Internet uplink, thus, further reducing costs of handling and mailing.

     Traditional paper reports require new paper and packaging for every update, which adds expense to both production and postage. While traditional reports are still required by law, a condensed version can be inserted into the IRCD jacket, thereby decreasing the cost of expensive postage.

     The  Company   believes  that  this  means  of  delivery   information   is
particularly important in an era when millions of investors worldwide are using their computers and Internet as investment tools.

     The Company is not dependent on long term clientele, rather it is in constant recruitment of new accounts. While annual revenues appear to be generated from a particular group of clients, the customers will change on a yearly basis.

Products

     IRCD.  The Company's  principal  product is the Investor  Relations  CD-ROM
     ----
("IRCD"). Companies can use this easy CD-ROM format to communicate with its stockholders, market makers and investment analysts. One CD-ROM is capable of providing information that would require more than 1,000 pages if the traditional written report was prepared. Complete financial information, including financial statements, schedules and notes, together with yearly comparison graphs of revenues, sales, profits, earnings per share, etc., are all set forth in a colorful and creative manner. Audio not only includes music and sound effects but conversation by company executives, such as its President, Chief Financial Officer or Chief Scientist, explaining the company's business, financial success and/or new products and inventions. The IRCD makes an excellent alternative to a written annual report or other written information companies periodically send to its stockholders. Through a direct link to the Internet, financial statements and other corporate happenings can be kept current by accessing that company's Website.


     Each IRCD is equipped with a link, which connects to the Internet, and will access the particular company's website. This feature is available as long as the computer in use has Internet capabilities.

     EHSCD.  The Company  developed its  Environmental  Health and Safety CD-ROM
     -----
("EHSCD")  for those  companies  that are  primarily  in the  natural  resources

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business. The EHSCD utilizes text, graphics, video and audio in a dynamic manner to describe and explain a company's environmental, health and safety and natural resource preservation to investors, environmental groups, media, the public and to governmental agencies. The Company has produced an EHSCD for Atlantic Richfield Corporation ("ARCO") who is using it primarily for information regarding their efforts in the environmental, health and safety areas. In May 1999, the Company launched its new Website, EHSREPORTS.COM. This Website helps Internet users search by company, or industry, for environmental health and safety reports available in print, online and interactive CD-ROM formats from hundreds of leading international corporations.

     EOCD.  The Company,  using a similar  format as its IRCD,  has developed an
     ----
Employee Orientation CD-ROM ("EOCD"). The EOCD was developed for internal use by companies. It is designed to familiarize new employees with their company by providing a comprehensive look at the company's people, products, services and policies. The production uses video, audio, graphics and text in a lively, informative and fun presentation.

Marketing and Customers

     The Company markets its products to large public companies who are seeking unique, efficient and inexpensive distribution of corporate business and financial information. The Company markets these services through personal contacts with customers and investment relations firms.

     The Company employs two full time employees to market its products. The Company's sales persons solicit business from existing and prospective customers. The sales person also acts as service representative to ensure that the Company's production staff promptly respond to customer instructions and meets customer needs.

     Since beginning full time operations in December, 1998, the Company has provided its IRCD products for customers ranging from The Cheesecake Factory to Mikohn Corp., a manufacturer and developer of systems and games for the gaming industry. The first two customers utilizing the Company's EOCD product are The Limited, Inc. and Intimate Brands, Inc., the parent company of Victoria's
Secrets, Inc. The Company's EHSCD product was chosen by Atlantic Richfield Corporation to communicate their commitment to a clean environment to its shareholders, government agencies and the media.

Production

     The Company creates or accepts a client's videos, pictures, copy ("assets") and, using the Company's proprietary application software, produces a Master CD-ROM of the client's story.

     The basic package  includes filming three corporate  executive  interviews,
                                         ---------------------------------------
programming a 10-page corporate profile section, a financial Bottom Line section
              -------------------------            ---------------------
featuring charts  illustrating  all financial aspect of the company,  a products
                                                                        --------
and services  section,  a research  library  section,  and a proprietary  Uplink
------------              -----------------                  -------------------
function with an update feature.
--------

     Once  the  "master"  is  produced,   the  Company  contracts  with  outside
replication houses and printers to produce the final product.

Reorganization

     Prior to the reorganization with Digital Corporate Profiles, Inc. ("DCP"), DIGS, Inc. (the "Company"), formerly known as Advanced Laser Products, Inc. (a Delaware corporation), has one inactive subsidiary, Advanced Laser Products, Inc. ("ALP") (a Nevada corporation). Effective November 9, 1998, in connection with the agreement of reorganization (the "Reorganization"), the Company issued 5,194,968 shares of its common stock at $.001 par value per share in exchange for all of the outstanding common stock of DCP. DCP then became a wholly owned subsidiary of the Company based on a conversion ratio of 3 shares of the Company's common stock for each share of DCP's stock. For further discussion relating to the accounting for reorganization, See Note 9 of DIGS, Inc. and Subsidiaries' Notes to Consolidated Financial Statements. The shareholders of DCP became the owners of approximately 99% of the outstanding shares of the Company after the reorganization.

Employees

     The Company currently employs seven full time employees of which two are in management and administration, two in marketing, two in computer programming and research, and one in finance. The employees are not unionized and management believes the Company's relationship with its employees is good.

     The Company is a Delaware corporation, its executive offices are located at 17327 Ventura Boulevard, Suite 200, Encino, California 91316, and its telephone number is 818-995-3650.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview:

     Effective November 9, 1998, in connection with an agreement of reorganization, the Company issued 5,194,968 shares of its common stock at $.001 par value per share in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc., a California corporation ("DCP"), in which DCP became a wholly-owned subsidiary of the Company based on a conversion ratio of three shares of the Company's common stock for each share of DCP's stock. The merger qualified for a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined revenues of DIGS, Inc.(formerly known as Advanced Laser Products, Inc.), a Delaware corporation, and DCP. DCP provides complete multimedia and internet communications solutions for public companies to proactively tell their story to the worldwide investment community. DCP produces investor relations CD-ROM (IRCD) packages for its corporate and investor relations clients. DCP also offers the environmental health and safety CD-ROM (EHSCD) to dynamically tell the environmental, health and safety story to investors, environmental groups, media and the public. DIGS, Inc. has no revenues for the years ended December 31, 1998 and 1997. The Company operates in only one business segment. During the year ended December 31, 1998, sales to three customers accounted for approximately 96% of total revenues. All share and per share amounts have been adjusted to reflect the 1 for 10 reverse stock split effective April 20, 1998 and the 1 for 20 reverse stock split effective October 16, 1998.

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Years Ended December 31, 1998 and 1997:

     Revenues increased to $171,694 for the year ended December 31, 1998 from $110,107 for the year ended December 31, 1997. The increase was primarily due to the overall increase of sales volume and activity during the year ended December 31, 1998.

     Cost of sales increased to $96,980 for the year ended December 31, 1998 from 63,745 for the year ended December 31, 1997. The increase was primarily due to the Company's overall increase of sales volume and activity during the year ended December 31, 1998.

     Operating expense increased to $535,231 for the year ended December 31, 1998 from $233,620 for the year ended December 31, 1997. The increase was primarily due to hiring additional staff to manage and support the growth during 1998. In 1998, the Company entered into an employment agreement with its President, which accounts for an increase of officer salaries by $83,489. The total increases in salaries and related personnel costs accounted for 85% of the increase in operating expense. Increase in sales commission, professional fees, outside services, and rent expense also contributed to the increase of operating expense.

     Other income and (expense) increased to $21,169 for the year ended December 31, 1998 from ($1,991) for the year ended December 31, 1997. The increase was primarily due to the increase of sublease rental income of $23,000 in 1998. Interest expense decreased to ($1,831) for the year ended December 31, 1998 from ($2,814) for the year ended December 31, 1997. Interest expense consists primarily of interest expense on the note payable to stockholder.

     As a result of operating losses and the Company's inability to recognize a benefit from its deferred tax assets, the Company has not recorded a provision for federal income taxes for the years ended December 31, 1998 and 1997; however, the Company incurred a minimum state income tax expense of $800 in 1998 and 1997. As of December 31, 1998, the Company had $711,466 of net operating loss carry forwards for federal income tax purposes, which expire beginning in 2011. The Company has provided a full valuation allowance on its deferred tax assets, consisting primarily of net operating loss carry forwards, due to the likelihood that the Company may not generate sufficient taxable income during the carry-forward period to utilize the net operating loss carry forwards.

     Unrealized loss on investment in equity securities increased to $7,850 for the year ended December 31, 1998 from $0 for the year ended December 31, 1997. The unrealized loss was contributed by the decrease in market value, comparing to historical cost of investment securities as of December 31, 1998.

Three Months Ended March 31, 1999 and 1998:

     Revenues increased to $291,964 for the three months ended March 31, 1999 from $37,543 for the three months ended March 31, 1998. The increase was primarily due to the overall increased sales volume and activity during the first quarter of 1999. The increase in revenues is primarily attributable to the increase in the marketing effort.

     The Company currently anticipates that its revenue for 1999 would increase by approximately 250%. However, the Company anticipates that it would generate a net loss from 1999 due to the increase in marketing expenses, personnel related costs, and outside service costs of 780%, 71%, and 167%, respectively.

     Cost of sales increased to $26,009 for the three months ended March 31, 1999 from $17,477 for the three months ended March 31 1998. The increase was primarily due to the significant increase in marketing expense, personnel related costs, and outside service costs.

     Operating expense increased to $239,836 for the three months ended March 31, 1999 from $56,190 for the three months ended March 31, 1998. The increase was primarily due to the significant increase in marketing expense, personnel related costs, and outside service costs.

     Other income (and expense) increased to $1,950 for the three months ended March 31, 1998 from ($1,203) for the three months ended December 31, 1997. The increase was primarily due to net changes in sublease rental income, interest expense, and realized loss on sale of securities. Sublease rental income increased to $9,800 for the three months ended December 31, 1998 from $0 for the year ended December 31, 1997. Interest expense decreased to $0 from ($1,203) for the three months ended March 31, 1999 and 1998, respectively. The Company recognized a realized loss on sale of investment securities, which was offset against unrealized loss, recorded as of December 31, 1998.

     As a result of operating losses and the Company's inability to recognize a benefit from its deferred tax assets, the Company has not recorded a provision for federal income taxes for the three months ended March 31, 1999 and 1998; however, the Company paid a minimum state income tax expense of $800 for the first quarter of 1998. As of December 31, 1998, the Company had $711,466 of net operating loss carry forwards for federal income tax purposes, which expire beginning in 2011. The Company has provided a full valuation allowance on its deferred tax assets, consisting primarily of net operating loss carry forwards, due to the likelihood that the Company may not generate sufficient taxable income during the carry-forward period to utilize the net operating loss carry forwards.

Liquidity and Capital Resources:

     Since 1996, the Company has funded its operations and met its capital expenditure requirements through private sale of equity securities, through short-term loans from stockholders and unrelated parties, and through cash generated from sale of its CD-ROM products and annual service contracts of its Internet Website. Proceeds from sale of common stock through March 31 1999 totaled approximately $1,306,000.

     The Company had negative cash flows from operating activities since 1997. Net cash used in operating activities was $135,084 in 1997, $383,189 in 1998, and $181,177 in the first three months of 1999. Net cash used in operating activities in each of these periods was primarily the result of net operating losses. These operating cash outflows were partially offset by the increases in deferred rent credit and accounts receivable, and the decreases in accounts payable and accrued expenses.

     Net cash used by investing activities was $51,750 in 1997, $88,042 in 1998, and $0 in the first three months of 1999. To date, the Company investing activities have consisted of purchases of property and equipment and investment in program development. Capital expenditures for property and equipment totaled $12,615 in 1997, $79,042 in 1998, and $7,475 for the first three months of 1999.
Capital expenditures for program development totaled $39,135 in 1997, $0 in 1998, and $13,500 for the first three months of 1999.

     As of December 31, 1998, the Company's principal commitments consisted of a two-year operating lease of the corporate office and a one-year employment agreement with the Company's President.

     As of March 31, 1999, the Company had $314,918 in cash. The Company anticipates that the existing cash and any cash generated from operations will be sufficient to fund its operating activities, capital expenditures and other obligations through at least December 31, 1999. However, the Company may need to raise additional funds in order to fund more rapid expansion, to expand its marketing activities, to develop and enhance existing products, or to acquire businesses or technologies. If the company is not successful in generating sufficient cash flow from operations, it may need to raise additional capital through public or private financing or other arrangements. If additional funds were raised through the issuance of equity securities, the percentage of the stock owned by the then current stockholders would be reduced. Furthermore, such equity might have rights, preferences or privileges senior to current common stock.

Year 2000 Issue:

     The Year 2000 Issue refers generally to the problems that some computer systems may have in determining the correct year for the century. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

     The Company's primary management information and business systems are running on third party software packages purchased and implemented in 1997.
These software packages are maintained and upgraded annually. Management anticipates that these packages are Year 2000 compliant; however, the Company will obtain Year 2000 compliance statements from the software makers. The Company believes that the total cost of Year 2000 compliance efforts will not be material; however, if the Company experiences unforeseen problems with respect to the Year 2000, the Company could incur additional expense to correct these problems.

     In addition, the Company intends to obtain Year 2000 compliance statements from other third parties, including the landlord, banks, Internet service providers, customers, and major suppliers. Failure to achieve Year 2000 readiness by any of the Company's vendors and third parties could disrupt its operations and hurt its business.

New Accounting Pronouncements:

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company adopted SFAS No. 130 for its fiscal year beginning January 1, 1998, and does not anticipate that adoption of SFAS No. 130 will have a material effect on its financial statement presentation and disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information "
("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company adopted SFAS No. 131 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's financial statement presentation and disclosures.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company adopted SFAS No. 132 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 132 did not have any effect on the Company's financial statement presentation and disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company will adopt SFAS No. 133 for its fiscal year beginning January 1, 2000, and does not anticipate that adoption of SFAS No. 133 will have any effect on its financial statement presentation and disclosures.



ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company presently leases, from a third party, 6,153 square feet of office space at 17327 Ventura Boulevard, Suite 200, Encino, California 91316, pursuant to a lease with a term ending July 31, 2000, providing for monthly rent of $7,691. The lease provides options to renew for an additional three and five years. The Company does not anticipate changing its present leasing situation or purchasing any real property in the near future.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT.

         (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS:

     The following table sets forth certain information regarding the ownership of the Company's Common Stock known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company as of May 31, 1999. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.
                                           Beneficial
                                           Ownership of
Name and Address                           Common Stock        Percent of Class
-------------------------------------------------------------------------------

Allen Kelsey Grammer Trust                 450,000                      6.8.
c/o Donald J. Miod
Miod & Company
15456 Ventura Boulevard, Suite 500
Sherman Oaks, CA 91403

First Capital Network, 1                   439,992                       6.6

Worldwide Insurance Consultants, 1         439,992                       6.6

Jamie Mazur1, 2                            219,996                       3.3

Jennifer Mazur1, 2                         219,996                       3.3

Emily Mazur1, 2                            219,996                       3.3

Trent Mazur1, 2                            219,996                       3.3

1 The address of each of the beneficial owners identified is c/o Corporate Financial Enterprises, 2224 Main Street, Santa Monica, CA 90405.
2 Jamie, Jennifer, Emily and Trent Mazur are siblings and their parents disclaim beneficial ownership of these shares. Emily and Trent Mazur are minors, and their shares are held by Michelle Mazur, their mother, as custodian.



         (b)  SECURITY OWNERSHIP OF MANAGEMENT:

     The following table sets forth certain information regarding the ownership of the Company's Common Stock which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by the Company's executive officers and directors, individually, and all executive officers and directors as a group, as of May 31, 1999. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.


Name, Title and Address                     Number of Shares    Percent of Class
-----------------------                     ------------------------------------

Peter B. Dunn                               1,330,500                     20.0
President and Director
17327 Ventura Boulevard, Suite 200
Encino, CA 91316

Allen Dunn                                    165,000                      2.5
Vice President, COO and Director
17327 Ventura Boulevard, Suite 200
Encino, CA 91316


David L. Fleming                              120,000                      1.8
Secretary and Director
17327 Ventura Boulevard, Suite 200
Encino, CA 91316


Officers and Directors as a Group
  (3 Persons)                               1,615,500                     24.3

         (c)  CHANGES IN CONTROL:

     There are no arrangements known to the Company which may result in a change in control of the Company.




ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (a) OFFICERS AND DIRECTORS: The following table provides information concerning each executive officer and director of the Company. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.

                           Age               Title
                           ---               -----
Peter B. Dunn              59               President,
                                            Chief Financial Officer and Director

Allen Dunn                 32               Chief Operating Officer and Director

David L. Fleming           48               Secretary and Director



     PETER B. DUNN founded Digital Corporate Profiles, Inc. ("DCP"), a wholly-owned subsidiary of the Company, in July 1996 and has served as Chairman of the Board, President, Chief Executive officer, Chief Financial Officer and Treasurer of DCP since that time, and as President and Chief Financial Officer for the Company since November 1998. From 1987 to 1996, Mr. Dunn was President of Lucky Dog Productions where he produced, directed and/or wrote 12 Golf TV shows/videos, one commercial, two cable TV pilots and a made-for-video movie for such clients as Paramount Home Video, Classic Golf International, British Broadcasting Corp., Lifetime Vision, Ltd, and Best of British Film and TV, Ltd. From 1980 to 1987, he was President of International Special Promotions (ISP), a special events marketing company serving companies such as Coca-Cola, R.J.
Reynolds, and Proctor and Gamble. From 1972 to 1980, Mr. Dunn was Chief Executive Officer of Western Corporate Services, Inc., which he founded in 1972. Western Corporate Services is the owner of U.S. Stock Transfer Corporation, which is the third largest independent stock transfer agency in the United
States.  Mr.  Dunn  remains  a major  shareholder  and  member  of the  Board of

Directors of Western Corporate Services. Mr. Dunn received his Bachelor of Arts in Industrial Management from Clarkson University, and attended graduate school at the University of California, Los Angeles, where he studied Math and Business.

     ALLEN DUNN joined Digital Corporate Profiles, Inc. ("DCP"), a wholly-owned subsidiary of the Company at its inception, in July 1996, in its computer department and, since November 1998, has been serving as Chief Operating Officer and director of both the Company and DCP. Mr. Dunn has been responsible for the Company's web page design and Html coding, as well as website maintenance of the Company's UNIX operating system. From August 1997 to March 1998, Mr. Dunn was director of sales and marketing. From June 1994 to January 1996, Mr. Dunn freelanced as a computer programmer and a children's self-defense instructor. During this time, the primary focus of Mr. Dunn's athletic career was competing in national Tae Kwon Do tournaments highlighted in an attempt to qualify for the U.S. National Tae Kwon Do Team at the Olympic Training Center located in Colorado Springs, Colorado. Mr. Dunn received his Bachelor of Arts in Economics from California State University at Northridge in 1993, and is an alumnus of the University of Colorado School of Astrophysics and Atmospherics. He is currently pursuing an advanced degree in Computer Science at California State University at Northridge, as well as completing a Microsoft certified program at New Horizons Computer School in Los Angeles, California. Mr. Dunn is the son of Peter Dunn.

     DAVID L. FLEMING joined the Board of Directors of Digital Corporate Profiles, Inc., a wholly-owned subsidiary of the Company, in July 1996 and has been a director and Secretary of the Company since November 1998. Since 1991, Mr. Fleming has been a managing partner in DG&F Design, a privately owned graphic arts company.


ITEM 6.  EXECUTIVE COMPENSATION.

     (a) SUMMARY COMPENSATION TABLE: The following information is provided for the Company's Chief Executive officer during the Company's last completed fiscal year. The Company had no executive officers whose total annual salary and bonus exceeded $100,000 for such year.

              Annual Compensation               Long Term Compensation
              -------------------              -------------------------
                                                  Awards          Payouts
                                              -----------------------------
                                                        Secur-
                                                        ities
                                     All       Rest-    Under-           All
                                     Other     ricted   lying            Other
Name and                             Compen-   Stock    Options/ LTIP    Compen-
Position     Year   Salary   Bonus   sation    Awards   SARs     Payouts sation
--------------------------------------------------------------------------------

Peter B.
 Dunn, CEO   1998   $80,000   -0-     -0-        -0-      -0-      -0-     -0-
             1997   $ 5,000   -0-     -0-        -0-      -0-      -0-     -0-
             1996     -0-     -0-     -0-        -0-      -0-      -0-     -0-
--------------------------------------------------------------------------------

     OPTIONS/SAR GRANTS in Last Fiscal Year: None. On January 2, 1999, pursuant to a 1999 Stock Incentive Plan, the Company granted options to Peter Dunn and Allen Dunn to purchase 100,000 shares and 80,000 shares, respectively. The exercise price for Peter Dunn was $5.50 per share, and for Allen Dunn $5.00 per share. For Peter Dunn, the options expire five years from date of grant and, for Allen Dunn, the options expire ten years from date of grant. As of May 31, 1999, no options have been exercised.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In 1997 and 1998, the Company borrowed monies from Peter Dunn, its President, evidenced by a demand loan agreement with interest at 10% per annum. In December 1998, the Company repaid $47,321 to Mr. Dunn, representing all amounts owed to Mr. Dunn, including interest.


ITEM 8.  DESCRIPTION OF SECURITIES.

         (a)  GENERAL:

     The Company has authorized 100,000,000 shares consisting of 80,000,000 shares of Common Stock, $.001 par value, and 20,000,000 shares of Preferred Stock, $.01 par value. There are issued and outstanding, as of May 31, 1999, 6,648,631 shares of Common Stock (258 holders of record). No Preferred Stock has been issued.

         (b)  COMMON STOCK:

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefore. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

         (c)  PREFERRED STOCK:

     The Company is authorized to issue up to 20,000,000 shares of Preferred Stock, $.01 par value, of which no shares are issued and outstanding.

     The Board of Directors has authority to issue the authorized Preferred Stock in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions, as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series.

         (d)  1999 STOCK INCENTIVE PLAN:

     On January 2, 1999, the Company's Board of Directors approved a 1999 Stock Incentive Plan (the "1999 Plan"), subject to approval, within twelve months, by the stockholders. The purpose of the 1999 Plan is to enable the Company to recruit and retain selected officers and other employees by providing equity participation in the Company to such individuals. Under the 1999 Plan, regular salaried employees, including directors, who are full time employees, may be granted options exercisable at not less than 100 percent of the fair value of the shares at the date of grant. The exercise price of any option granted to an optionee who owns stock possessing more than ten percent of the voting power of all classes of stock of the Company must be 110 percent of the fair market value of the common stock on the date of grant, and the duration may not exceed five years. Options generally become exercisable at a rate of 33 percent of the shares subject to option one year after grant. The remaining shares generally become exercisable ratably over an additional 24 months. The duration of options may not exceed ten years. Options under the Plan are nonassignable, except in the case of death and may be exercised only while the optionee is employed by the Company, or in certain cases, within a specified period after termination of employment (within three months) or death (within twelve months). The purchase price and number of shares that may be purchased upon exercise of options are subject to adjustment in certain cases, including stock splits, recapitalizations and reorganizations.

     The number of options granted and to whom, are determined by the Board of Directors, at their discretion.

     Under the 1999 Plan, there were 750,000 shares available for grant. As of May 31, 1999, 287,000 options have been granted and are outstanding under the 1999 Plan, leaving a balance of 463,000 shares available for grant.

         (e)  TRANSFER AGENT:

     The Transfer Agent for the Company's common stock is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 229, Dallas, Texas 75244.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

Market Information

     The Common Stock of the Company is traded under the symbol DIGS in the over-the-counter market through the NASD's electronic OTC Bulletin Board service. The following table sets forth the range of high and low bid prices per share of the Common Stock for each of the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. In November 1998 the Company acquired Digital Corporate Profiles, Inc. ("DCP"). For a period of at least two years prior thereto, the Company was inactive and trading in its common stock was very sporadic. There was very little liquidity due to the low volume. Therefore, any quotations prior to the DCP transaction would be meaningless and misleading.

                                                               Bid Prices
                                                     -------------------------
                                                            High      Low
                                                            ----      ---

Quarter  ended:
---------------

December 31, 1998                                           $6.87     $4.87*

March 31, 1999                                              $7.00     $3.00
June 30, 1999                                               $8.50     $8.50
September 30, 1999                                          $7.75     $7.75
Through October 25, 1999                                    $8.25     $8.00

*   Reflects a 1 for 20 reverse stock split.


Holders of Common Stock

    As of May 31, 1999, the number of holders of record of common stock was 258.

Dividends

     To date, the company has not paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The Company anticipates that all earnings, if any, for the foreseeable future will be retained for development of the Company's business.


ITEM 2.  LEGAL PROCEEDINGS.

     On November 20, 1998, a Complaint was filed against the Company and others in the United States District Court in Los Angeles, California by Jason Nelbert, a shareholder of the Company. The Complaint alleges, among other things, the sale to plaintiff, in May of 1996, of unregistered securities and breach of contract. Plaintiff requests, among other things, damages in an amount unascertained, according to proof and an award of common stock alleged to be owned by Plaintiff and in an amount to be proved at trial. The Company denies any liability and is diligently defending this matter. The Company's investment banking firm has agreed to hold the Company harmless for any and all damages, including, but not limited to, the cost of litigation resulting from this lawsuit.

ITEM 3.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     (1) On November 9, 1998, in connection with a Plan and Agreement of Reorganization (the "Plan"), the Company issued 5,194,968 shares of its Common Stock in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc. ("DCP"). Upon the close of the Plan, DCP's shareholders owned approximately 99% of the outstanding Common Stock of the Company. as a Result, DCP became a wholly-owned subsidiary of the Company.

     (2) On November 10, 1998, the Company sold 1,400,000 shares of Common Stock to four individuals pursuant to a Rule 504 offering. The shares were sold at $0.71 per share for gross proceeds of $994,000. The Company had reasonable grounds to believe that each purchaser was capable of evaluating the merits and risks of his investment and bearing the economic risks of his investment. The Company had not raised, over the prior twelve months, more than one million dollars inclusive of the proceeds from this offering. Accordingly, the Company believes that this transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to the exemption under Regulation D of that Act, and the Rules and Regulations promulgated thereunder.


     (3) On January 2, 1999, the Board of Directors duly adopted a stock option plan, subject to shareholder approval, pursuant to which options to purchase up to 750,000 shares of the Company's Common Stock may be granted by a committee of directors to key employees and others. Each option will have a term not to exceed ten years, or such shorter period as is determined by the Board of Directors, and will be exercisable at the per share fair market value of the Company's Common Stock as at the date of grant. As of May 31, 1999, option to purchase 287,000 shares of Common Stock have been granted.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporate Law ("GCL") of the State of Delaware empowers a Delaware corporation, such as the Company, to indemnify its directors and officers under certain circumstances. The Company's Certificate of

Incorporation provides that the Company shall indemnify such persons to the fullest extent permitted by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Company pursuant to the provisions of Delaware law or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy in said Act and will be governed by the final adjudication of such issue.

     Article Seventh of the Company's Certificate of Incorporation provides that the Company shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

PART F/S

     The following financial statements are included as a separate section following the signature page to this Form 10-SB and are incorporated herein by reference.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                            Page
                                                            ----
 Audited Financial Statements:

 Independent Auditors' Report                               F-2

 Prior Independent Auditors' Report                         F-3 - F-4

 Consolidated Balance Sheet as of December 31, 1998         F-5

 Consolidated Statements of Operations - Years Ended
  December 31, 1998 and 1997                                F-6

 Consolidated Statements of Stockholders' Equity -
  Years Ended December 31, 1998 and 1997                    F-7

 Consolidated Statements of Cash Flows - Years Ended
  December 31, 1998 and 1997                                F-8

 Notes to Consolidated Financial Statements                 F-9 - F-16


 Unaudited Financial Statements

 Consolidated Balance Sheet - Three Months Ended
  March 31, 1999                                            F-17

 Consolidated Statements of Operations - Three
  Months Ended March 31, 1999 and 1998                      F-18

 Consolidated Statements of Cash Flows - Three
  Months Ended March 31, 1999 and 1998                      F-19

 Notes to Consolidated Financial Statements                 F-20

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

     Item     Description

     2. Plan and Agreement of Reorganization between the Registrant and Digital Corporate Profiles, Inc. dated October 3, 1998.*

     3.(i)    Articles of Incorporation and Amendments thereto.*

      (ii)    By-Laws of Registrant.*

     10.(i)   Registrant's 1999 Stock Incentive Plan.*

      (ii) Employment Agreement between Registrant's wholly-owned subsidiary and Peter Dunn.*

23. Subsidiaries of Registrant.


-------------------
* Previously filed.







                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     DIGS, INC.

Date:  October  26, 1999

                            By: /s/ Peter B. Dunn
                            ----------------------------------------------------
                            Peter B. Dunn, President and Chief Financial Officer

                           DIGS, INC. AND SUBSIDIARIES

                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998







                          INDEX TO FINANCIAL STATEMENTS

                                                                 Pages
                                                           ------------------

Independent Auditors' Report                                      F - 2

Prior Independent Auditors' Reports                            F - 3 - F - 4

Consolidated Balance Sheet as of December 31, 1998                F - 5

Consolidated Statements of Operations
    For the Years Ended December 31, 1998 and 1997                F - 6

Consolidated Statements of Stockholders' Equity
    For the Years Ended December 31, 1998 and 1997                F - 7

Consolidated Statements of Cash Flows
    For the Years Ended December 31, 1998 and 1997                F - 8

Notes to Consolidated Financial Statements                     F - 9 - F - 16



Unaudited Financial Statements

Consolidated Balance Sheet - Three Months Ended
    March 31, 1999                                          F-17

Consolidated Statements of Operations - Three
    Months Ended March 31, 1999 and 1998                    F-18

Consolidated Statements of Cash Flows - Three
    Months Ended March 31, 1999 and 1998                    F-19

Notes to Consolidated Financial Statements                  F-20

                          INDEPENDENT AUDITORS' REPORT


April 5, 1999


To the Board of Directors
DIGS, Inc. and Subsidiaries
Encino, California

     We have audited the accompanying consolidated balance sheet of DIGS, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Digital Corporate Profiles, Inc. (Subsidiary) as of December 31, 1997 were audited by other auditors whose report dated April 10, 1998, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of DIGS, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




CALDWELL, BECKER, DERVIN, PETRICK & CO., L. L. P.

                                JAAK (JACK) OLESK
                           Certified Public Accountant
                        270 North Canon Drive, Suite 203
                         Beverly Hills, California 90210
                                 (310) 288-0693

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of directors
Advanced Laser Products, Inc.

     I have audited the accompanying balance sheet of Advanced Laser Products, Inc. as of August 31, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity (deficit) and cash flows for, each of the two years in the period ended December 31, 1997, and for the eight month period ended August 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Laser Products, Inc. as of August 31, 1998, and December 31, 1997 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(X)  JAAK OLESK, CPA
signature

Beverly Hills, California

September 14, 1998

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION







Board of Directors
Digital Corporate Profiles, Inc.
(Formerly known as StockNet, Inc.)
Encino, California


                          Independent Auditor's Report


We have audited the accompanying balance sheet of Digital Corporate Profiles, Inc. (formerly known as StockNet, Inc.) as of December 31, 1997 and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on the test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Corporate Profiles, Inc. (formerly known as StockNet, Inc.), as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Kellogg & Andelson
signature

April 10, 1998


MEMBERS AMERICAN  INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASOCIATES OFFICES IN PRINCIPLE CITIES

14724 VENTURA BOULEVARD. SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403 PHONE (818) 971-5100 FAX (818) 971- 5155

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

CURRENT ASSETS
   Cash (Note 2)                                                    $   515,920
   Marketable equity securities (Notes 2 and 3)                           1,150
   Accounts receivable - trade                                            3,183
                                                             ------------------
         Total Current Assets                                           520,253

PROPERTY AND EQUIPTMENT,
  net of accumulated depreciation (Notes 2 and 5)                        90,552

PROGRAM DEVELOPMENT COSTS,
  net of accumulated amortization (Notes 2 and 6)                        47,755

LONG-TERM ASSETS
   Deferred tax assets (Note 4)                                              --
                                                             ------------------
         Total Assets                                               $   658,560
                                                             ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                 $    20,912
   Payroll tax liabilities                                               11,339
   Accrued vacation pay                                                   4,635
   Sub-lease deposits                                                     3,000
                                                             ------------------
         Total Current Liabilities                                       39,886

OTHER LIABILITIES
   Deferred rent credit (Note 7)                                         31,667
                                                             ------------------
         Total Liabilities                                               71,553
                                                             ------------------
STOCKHOLDERS' EQUITY
   Preferred  stock,  par value $.01 per  share;  20,000,000
     shares authorized, 0 shares issued and outstanding                      --
   Common  stock,  par  value  $.001 per  share;  80,000,000
     shares   authorized,   6,648,631   shares   issued  and
     outstanding                                                          6,649
   Additional paid-in capital                                         2,965,840
   Accumulated other comprehensive income (loss)                         (7,850)
   Retained (deficit)                                                (2,377,632)
                                                             ------------------
         Total Stockholders' Equity                                     587,007
                                                             ------------------
         Total Liabilities and Stockholders' Equity                 $   658,560
                                                             ==================

The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                               1998                   1997
                                       -----------------       ----------------
REVENUE (Notes 2 and 8)
    Investor relations CD-ROM (IRCD)    $       166,564        $        82,770
    Stocknet-USA directories                      5,130                 27,337
                                      -----------------       ----------------
        Total Revenue                           171,694                110,107
                                      -----------------       ----------------
COST OF SALES
    IRCD production costs                        72,972                 59,815
    Others                                       24,008                  3,930
                                      -----------------       ----------------
        Total Cost of Sales                      96,980                 63,745
                                      -----------------       ----------------
        Gross Profit                             74,714                 46,362
                                      -----------------       ----------------
OPERATING EXPENSES
    Auto expense                                 18,282                  7,624
    Depreciation  and amortization (Note 12)     14,717                 17,767
    Commissions                                  17,974                  3,124
    Marketing                                    14,400                 34,358
    Outside services                             43,817                 27,025
    Printing                                     19,824                  5,122
    Professional services                        33,126                 13,916
    Rent (Note 7)                                44,445                 18,000
    Salaries - officers                         121,989                 38,500
    Salaries - other                            113,257                 16,000
    Taxes - payroll                              20,565                 14,740
    Others                                       72,835                 37,444
                                      -----------------       ----------------
        Total Operating Expenses               (535,231)              (233,620)
                                      -----------------       ----------------
        (Loss) from Operations                 (460,517)              (187,258)
OTHER INCOME (EXPENSE)
    Rental income (Note 7)                       23,000                     --
     Other income                                    --                    823
     Interest expense                            (1,831)                (2,814)
                                      -----------------       ----------------
        (Loss) Before Income Taxes             (439,348)              (189,249)

PROVISION FOR INCOME TAX (Note 4)                  (800)                  (800)
                                      -----------------       ----------------
        Net (Loss)                             (440,148)              (190,049)
OTHER COMPREHENSIVE INCOME, net of tax:
  Unrealized holding(loss)arising during period
                   (Notes 2 and 3)               (7,850)                    --
                                      -----------------       ----------------
        Comprehensive Income (Loss)    $       (447,998)       $      (190,049)
                                      =================       ================
(Loss) per common share and common
        share equivalent (Note 2)      $           (.10)       $          (.06)
                                      =================       ================
    The Accompanying Notes are an Integral Part of the Consolidated Financial Statements

                          DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                   Preferred Stock             Common Stock            Additional         Other          Retained
                 ------------------ ---------------------------------    Paid-In      Comprehensive      Earnings
                  Shares    Amount         Shares       Amount          Capital          Income         (Deficit)         Total
                 --------- -------- ----------------- ---------------- ------------- ---------------- ----------------- ----------
Balance as
  previously
  reported
  Dec. 31, 1996                            3,135,000    $  3,135   $    197,453                     $     (81,269)  $    119,319
  (Note 9)

Stock sales
  April 8, 1997                              300,000         300         99,700                                          100,000
  (Note 10)

Net(loss)for the                                                                                         (167,504)      (167,504)
  year ended
  Dec. 31, 1997

Prior period
  adjustment
  Dec. 31, 1997 (Note 12)                                                                                 (22,545)       (22,545)
                  -------- ----------   ------------- ---------- --------------  ---------------  ---------------  -------------
Balance at
  Dec. 31, 1997         --         --      3,435,000       3,435        297,153               --         (271,318)        29,270

Stock sales
 Sept. 15, 1998 (Note 10)                  1,759,968       1,760          9,975                                           11,735

Reorganization
 with DIGS, Inc.                              53,663          54      1,666,112                        (1,666,166)             0
 Nov. 9, 1998
 (Note 9)

Stock sales
 Nov. 10, 1998
 (Note 11)                                 1,400,000       1,400        992,600                                          994,000

Net(loss)for the
  year ended
  Dec. 31, 1998                                                                                          (440,148)      (440,148)

Unrealized holding (loss)
  Dec. 31, 1998                                                                           (7,850)                         (7,850)
  (Notes 2 and 3)
                  --------- ----------  ------------  ---------- --------------  ---------------  ---------------   ------------
Balance at
  Dec. 31, 1998         --  $       --     6,648,631  $    6,649   $  2,965,840    $      (7,850)  $   (2,377,632)   $   587,007
                  ========= ========== =============  ========== ==============  ===============  ===============   ============

The Accompanying Notes are an Integral Part of the Consolidated Financial
                                   Statements

                           DIGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                 1998                   1997
                                                                       ---------------------  -------------------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
  Net loss                                                              $        (440,148)     $        (190,049)
  Adjustments to reconcile net (loss) to net cash provided (used)
    by operating activities:
    Amortization and depreciation                                                  31,607                 17,766
    (Increase) in accounts receivable                                              (3,183)                    --
    (Decrease) Increase in current liabilities and accrued expenses                (6,102)                37,199
    Increase in deposits                                                            3,000                     --
    Increase in deferred rent credit                                               31,667                     --
                                                                       -------------------    -------------------
        Net Cash Flows (Used) by Operating Activities                            (383,159)              (135,084)
                                                                       -------------------    -------------------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
    Acquisition of property and equipment                                         (79,042)               (12,615)
    (Increase) in program development cost                                             --                (39,135)
    Acquisition of marketable equity securities                                    (9,000)                    --
                                                                       -------------------    -------------------

        Net Cash Flows (Used) by Investing Activities                             (88,042)               (51,750)
                                                                      -------------------    -------------------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt                                           --                100,200
    Issuance of common stock (Notes 10 and 11)                                  1,005,735                100,000
    (Decrease) in note payable to stockholders                                    (47,321)                    --
    Payment of long-term debt                                                          --                (52,879)
                                                                       -------------------    -------------------
        Net Cash Flows Provided by Financing Activities                           958,414                147,321
                                                                       -------------------    -------------------
NET INCREASE (DECREASE) IN CASH                                                   487,213                (39,513)

CASH AT THE BEGINNING OF THE YEAR                                                  28,707                 68,220
                                                                       -------------------    -------------------
CASH AT THE END OF THE YEAR                                             $         515,920      $          28,707
                                                                       ===================    ===================
ADDITIONAL DISCLOSURES:
    Cash paid during the year for:
    Interest                                                            $           1,831      $           2,814
                                                                       ===================    ===================
    Income Taxes                                                        $             800      $             800
                                                                       ===================    ===================
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
    Common stock issued in exchange for subsidiary's common stock
                                                                        $         312,322      $              --
                                                                       ===================    ===================

   The Accompanying Notes are an Integral Part of the Consolidated Financial
                                   Statements

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - DESCRIPTION OF BUSINESS

     DIGS, Inc. (the Company), formerly known as Advanced Laser Products, Inc., a Delaware corporation, was incorporated on June 27, 1986 as Skin Research Laboratories, Ltd. On September 25, 1990, the Company changed its name to
Medipak Corporation. On February l, 1995, the Company changed its name to Advanced Laser Products, Inc. In the late 1980's, the Company was attempting to enter the medical receivables financing business. On November 9, 1998, the Company acquired Digital Corporate Profiles, Inc. (DCP) (see Note 9). DCP provides complete multimedia and Internet communications solutions for public companies to proactively tell their story to the worldwide investment community. DCP produces investor relations CD-ROM (IRCD) packages for its corporate and investor relations clients. DCP also offers the environmental health and safety CD-ROM (EHSCD) to dynamically tell the environmental, health and safety story to investors, environmental groups, media and the public.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
----------------------
     The consolidated financial statements include the accounts of DIGS, Inc. and its wholly owned subsidiaries, Digital Corporate Profiles, Inc. (DCP), a California corporation, and Advanced Laser Products, Inc., a Nevada corporation (inactive). All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications
-----------------
     Certain prior year balances have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents
-------------------------
     The Company and its subsidiaries consider cash on hand and cash in banks as cash and cash equivalents.

     As of December 31, 1998, the Company funds held in its operating checking account exceeded FDIC limit by $415,920.

Marketable Securities
---------------------
     Marketable securities consist of common stock. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. All marketable securities are defined as available-for-sale securities under provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Revenue Recognition
-------------------
     Design and development contract revenues are billed in equal one-third installments as the contracts progress. All payments are nonrefundable and

                          DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)
-------------------------------
revenue is recognized when earned. Revenue is deemed to be earned when there is no future performance obligation. Future performance obligation ceases when the product is approved by client and shipped. The average length of a contract is approximately two months.

     Annual service contract revenues are recognized when earned. Annual service contracts are billed at the beginning of each quarter and recognized on the straight-line basis over the contract life, which is twelve months. The advance charges are recorded and presented as deferred revenue until earned.

As of December 31, 1998 and 1997, the Company did not have any open contracts.

Earnings Per Share
------------------
     Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. The weighted average shares outstanding for the years ended December 31, 1998 and 1997 were 4,024,105 and 3,355,274, respectively (see Note 9). Fully diluted per share data is not presented, as the effects would be antidilutive.

Property and Equipment
----------------------
     Depreciation of equipment and amortization of leasehold improvements is calculated by the straight-line and accelerated methods based on the following estimated useful lives:
                                                                       Years
                                                                   ------------
         Computer                                                        5
         Furniture and fixtures                                          7
         Organizational costs                                            5
         Computer software                                               5
         Leasehold improvements                                          10

Long-Lived Assets
-----------------
     In 1998, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with SFAS 121, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset might not be fully recoverable. For purposes of evaluating the recoverability of long-lived assets, the estimated future cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. The adoption of SFAS 121 had no impact on the Company's financial position or on its results of operations.

Program Development Costs
-------------------------

                          DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     In March 1998, the Company adopted Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Capitalized program development costs consist of consulting and programming costs. The Company capitalizes internally developed software costs based on a project-by-project analysis of each project's significance to the Company and its estimated useful life. All capitalized software costs are amortized on a straight-line method over a period of five years.

Income Taxes
------------
     This Company has adopted SFAS No. 109, "Accounting for Income Taxes", which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Use of Estimates
----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Year 2000 Compliance
--------------------
     In general, management believes its computerized systems used to report financial information are year 2000 compliant. Management does not foresee any material year 2000 problems with the Company's vendors, service providers, or other third parties which affect the Company's financial information.

Name Change
-----------
     On March 17, 1998, Digital changed its name from Stocknet-USA, Inc. to Digital Corporate Profiles, Inc.

     On October 8, 1998, the Company changed its name from Advanced Laser Products, Inc. (a Delaware corporation) to DIGS, Inc.

NOTE 3 - MARKETABLE EQUITY SECURITIES

     Cost and fair value of marketable equity securities at December 31, 1998 are as follows:

                          DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                                      Gross            Gross
                                    Unrealized      Unrealized
                          Cost        Gains           Losses         Fair Value
                       ---------  ---------------  --------------- ------------
Available for Sale
     Equity securities   $ 9,000   $        --     $    (7,850)       $  1,150
                        ========   ===========     ===========        ========

     Gross unrealized losses during the year ended December 31, 1998 amounted to $7,850.

NOTE 4 - INCOME TAXES

     The Company has available at December 31, 1998, net operating loss carryforwards totaling $711,466 that may be offset against future taxable. If not used, the net operating loss carryforwards will expire as follows:

     Operating Losses
         Year 2011                                            $          81,269
         Year 2012                                                      190,049
         Year 2018                                                      440,148
                                                             ------------------

                                                              $         711,466
                                                             ==================

     The net deferred tax assets, resulting from the net operating loss, included in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities at December 31, 1998:

     Deferred Tax Asset - Current                             $              --
     Deferred Tax Asset - Non-Current                                   224,237
                                                             ------------------
                                                                        224,237
     Valuation allowance                                               (224,237)
                                                             ------------------

                                                              $              --
                                                             ==================

     For the year ended December 31, 1998, valuation allowance increased by $156,530. Due to the uncertainty of the realization of the net operating loss carryforwards, the Company has established a valuation allowance against the carryforward benefits in the amount of $224,237.

The components of the provision for income taxes are as follows:
                                                    1998                1997
                                        -------------------  ------------------
Current
     State                                $             800   $             800
                                        ===================  ==================

NOTE 5 - PROPERTY AND EQUIPMENT

     Computer                                                 $          47,032
     Furniture and fixtures                                               4,691
     Organizational costs                                                 4,996
     Computer software                                                   21,180
     Leasehold improvements                                              43,524
                                                              -----------------
                                                                        121,423
     Less accumulated amortization and depreciation                    ( 30,871)
                                                              -----------------
                                                              $          90,552
                                                              =================

     Amortization and depreciation expenses for the years ended December 31, 1998 and 1997 were $18,356 and $12,515, respectively. Depreciation and amortization expense for the year ended December 31, 1997 included an $835 prior year adjustment (see Note 12). In 1998, the Company allocated amortization expense to cost of sales in an amount of $3,639.

NOTE 6 - PROGRAM DEVELOPMENT COSTS

     Program development costs                                $          66,257
     Less accumulated amortization                                      (18,502)
                                                             ------------------
                                                              $          47,755
                                                             ==================

     Amortization expense for the years ended December 31, 1998 and 1997 was $13,251 and $5,252, respectively. Amortization expense for the year ended December 31, 1997 included a $4,670 prior year adjustment (see Note 12). In 1998, the Company allocated amortization expense to cost of sales in an amount of $13,251.

NOTE 7 - COMMITMENTS

     As of September 1, 1997, the Company entered into an operating lease for its offices expiring on August 31, 2007. The lease agreement contains certain terms and conditions, which include, but are not limited to, property taxes, insurance, rent increases, and repairs and maintenance. As of August 1, 1998, the above lease commitment was terminated at the request of the lessor. The Company was discharged of any future lease payment obligation.

     In August 1998, the Company entered in a new two-year operating lease on its current premises, expiring July 31, 2000, for the monthly lease payment of $7,691. The lease agreement contains certain terms and conditions, which include, but are not limited to, property taxes, insurance, rent increases, repairs and maintenance. There is an option to renew the lease for additional three and five years.

     The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 1998:

                Year Ending December
                        31,                                          Amount
              ------------------------                       ------------------
                       1999                                   $          92,295
                       2000                                              53,837
                                                             ------------------
                                                              $         146,132
                                                             ==================

     The above rental expenses will be offset by $21,000 in sublease rental income through July 31, 1999.

     For the years ended December 31, 1998 and 1997, rental expenses were $44,445 and $18,000, respectively. Rentals under the subleases expiring July 31, 2000 amounted to $23,000 in 1998. (See Note 14).

     In 1998, the lessor compensated DCP in an amount of $40,000 for moving to its current facility. As of December 31, 1998, the above amount has been classified as deferred rental credit and amortized on a straight-line method over the term of the lease. In 1998, the amortized credit of $8,333 was offset against rental expense.

     On March 1, 1998, DCP entered into an employment contract with its president that provides for an annual salary of $96,000 as well as annual vacation, sick pay, bonus, and miscellaneous reimbursement of out-of-pocket costs. The contract expires on February 28, 2000.

NOTE 8 - MAJOR CUSTOMERS

     For the years ended December 31, 1998 and 1997, sales to three customers accounted for approximately 96% and 87% of total revenue, respectively. The total revenue received from these customers in 1998 and 1997 was as follows:

                                          For the Years Ended December 31,
                         -------------------------------------------------------
                                       1998                           1997
                         ------------------------        -----------------------

       Customer A         $     29,045     16.9%        $           0       .0%
       Customer B               27,541     16.0                18,325     16.6
       Customer C              107,500     62.6                30,000     27.2
       Customer D                    0        0                47,427     43.0
                       --------------- --------        -------------- --------

                          $    164,086     95.5%        $      95,752     86.8%
                       =============== ========        ============== ========

NOTE 9 - AGREEMENT OF REORGANIZATION

     Effective November 9, 1998, in connection with the agreement of reorganization, the Company issued 5,l94,968 shares of its common stock at $.001 par value per share, in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc. (DCP), in which DCP became a wholly owned subsidiary of the Company based on a conversion ratio of 3 shares of the Company's common stock for each share of DCP's stock. The merger qualified for a tax-free reorganization and has been accounted for as a recapitalization of Digital Corporate Profiles, Inc. at book value.

NOTE 10 - SALE OF DCP'S STOCK

     In 1997, DCP issued 100,000 shares of its common stock, an equivalent of 300,000 shares of the Company, no par, to two unrelated individuals at the price of $1 per share. The net proceeds were $100,000. These shares were outstanding at the time of the reorganization with the Company (see Note 9).

     On March 20, 1998, pursuant to a short-term loan agreement, DCP's Board of Directors authorized the issuance of 586,656 shares of its common stock, an equivalent of 1,759,968 shares of the Company, no par, to various unrelated individuals at the price of $.02 per share. All transactions were finalized on September 15, 1998. The net proceeds were $11,734. These shares were outstanding at the time of the reorganization with the Company (see Note 9).

NOTE 11 - SALE OF DIGS' STOCK

     On November 10, 1998, the Company issued 1,400,000 shares of common stock through a 504 offering, which is available to non-reporting and non-investment companies for offerings of not more than $1,000,000 of securities in the 12-month period under section 3(b) of the (1933) Securities Act. The net proceeds of the offering were $994,000. The Company used $600,000 of the net proceeds to repay outstanding short-term debts.






NOTE 12 - PRIOR PERIOD ADJUSTMENT

     Due to the discovery of unrecorded liabilities and the miscalculation of depreciation as of December 31, 1997, the following adjustments were made to DCP's beginning retained earnings as of January l, 1998:

     Amortization and depreciation                           $           5,505
     Commission                                                          3,124
     Accounting fees                                                    13,916
                                                            ------------------

                                                             $          22,545
                                                            ==================

     The above changes increased DCP's net loss for the year ended December 31, 1997 from $167,504 to $190,049.

NOTE 13 - LITIGATION

     The Company is a defendant in a suit in which the plaintiff is seeking recovery of approximately $85,000. The dispute arose as to the investment made by the plaintiff and the non-delivery of the shares by the Company. The Company's investment banking firm agreed to hold the Company and DCP harmless for any and all damages including, but not limited, to the cost of litigation resulting from this suit. Consequently, no provision has been made in the accounts for any liability from this suit.

NOTE 14 - RELATED PARTY TRANSACTIONS

     For the first eight months of 1997, the Company leased its facilities from the majority stockholder. The amount of rent paid to the stockholder during 1997 was $18,000.

     For the year ended December 31, 1998, the Company paid its Secretary approximately $9,000 for services in connection with the production of its products.

     For the year ended December 31, 1998, DCP repaid the president of the Company the short-term note in an amount of $47,321. This amount was on DCP's books since December 31, 1997.

NOTE 15 - SUBSEQUENT EVENTS

     On March 2, 1999, DCP paid a commission in an amount of $3,124 to U. S. Stock Transfer for referring customers during the year ended December 31, 1997. The president of DCP is also a member of the Board of Directors and a shareholder of U.S. Stock Transfer.

     On January 2, 1999, pursuant to a 1999 Stock Incentive Plan, the Company granted 287,000 options to the following individuals:

                                                      Exercise      Expire From
                                     Options           Price      Date of Grant
                                  -------------  --------------- ---------------

    Peter Dunn, President              100,000   $         5.50          5 yrs.
    Allen Dunn, Vice President          80,000             5.00         10 yrs.
    Various other individuals          107,000             5.00         10 yrs.
                                 -------------

                                       287,000
                                 =============

                           DIGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1999
                                   (UNAUDITED)

                                     ASSETS

CURRENT ASSETS
     Cash                                                 $         314,918
     Accounts receivable - trade                                    203,011
                                                          ------------------
              Total Current Assets                                  517,929

PROPERTY AND EQUIPTMENT,
  net of accumulated depreciation                                    93,437

PROGRAM DEVELOPMENT COSTS,
  net of accumulated amortization                                    57,943

LONG-TERM ASSETS
     Deferred tax assets                                                 --

                                                          -----------------
              Total Assets                                $         669,309
                                                          =================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued expense                 $          17,517
     Sub-lease deposits                                               3,000
                                                          -----------------

              Total Current Liabilities                              20,517
                                                          -----------------
OTHER LIABILITIES
Deferred rent credit                                                 26,666
                                                          -----------------

STOCKHOLDERS' EQUITY                                                 47,183
                                                          -----------------
  Preferred  stock,  par value $.01 per share;  20,000,000
    shares authorized, 0 shares issued and outstanding                   --
  Common  stock,  par value  $.001 per  share;  50,000,000
    shares   authorized,   6,648,631   shares  issued  and
    outstanding                                                       6,649
  Additional paid-in capital                                      2,965,840
  Retained (deficit)                                             (2,377,632)
  Income                                                             27,269
                                                          -----------------

              Total Stockholders' Equity                            622,126
                                                          -----------------

              Total Liabilities and Stockholders' Equity  $         669,309
                                                          =================
      See Accompanying Notes to Unaudited Consolidated Financial Statements
F-17

                           DIGS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 1999
                                   (UNAUDITED)
                                                      For the Quarter Ended
                                                            March 31,
                                               -------------------------------
                                                       1999            1998
                                              -------------------------------
REVENUE
    CD-ROM                                      $     291,964   $     33,981
    Stocknet-USA directories                                0          3,612
                                                --------------  ------------
        Total Revenue                                 291,964         37,543
                                               --------------   ------------
COST OF SALES
    IRCD production costs                              18,790         12,800
    Others                                              7,219          4,677
                                               --------------   ------------
        Total Cost of Sales                            26,009         17,477
                                               --------------   ------------
        Gross Profit (Loss)                           265,955         20,066
                                               --------------   ------------
OPERATING EXPENSES
     Marketing                                         64,118            315
    Outside services                                   30,500              0
    Payroll expenses                                   66,150         20,664
     Rent Expense                                      19,123          6,300
    Tax - payroll                                       6,456          3,277
    Others                                            136,730         32,249
                                               --------------   ------------
        Total Operating Expenses                      239,836         56,190
                                               --------------   ------------
        Income (Loss) From Operations                  26,119        (36,184)

OTHER INCOME (EXPENSE)
    Rental income                                       9,800              0
    Interest expense                                        0         (1,203)
    Realized (loss) on sale of securities              (7,850)             0
                                               --------------   ------------
         Income (Loss) Before Taxes                    28,069        (37,387)

(PROVISION) FOR INCOME TAX                               (800)             0
                                               --------------   ------------
         Net Income (Loss)                             27,269         (1,203)

OTHER COMPREHENSIVE INCOME, net of tax:
    Add reclassification adjustment for (loss)
      included in net income                            7,850              0
                                               --------------   ------------
         Comprehensive Income (Loss)            $      35,119        (37,387)
                                               ==============   ============
(Loss) per common share and common share equivalent
                                                $        0.01   $      (0.01)
                                               ==============   ============
Weighted average common shares outstanding          5,272,280      3,435,000
                                               ==============   ============
      See Accompanying Notes to Unaudited Consolidated Financial Statements
F-18

                           DIGS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998


                                                                               1999                   1998
                                                                       ---------------------  -------------------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
  Net income loss                                                       $          27,269      $         (37,327)
  Adjustments to reconcile net (loss) to net cash provided (used)
    by operating activities:
    Amortization and depreciation                                                   7,902                  7,902
    (Increase) in accounts receivable                                            (199,828)               (26,785)
    (Decrease) Increase in current liabilities and accrued expenses               (19,369)                (3,790)
     Realized loss on sale of marketable equity securities                          7,850                     --
     (Decrease) in deferred rent credit                                            (5,001)
                                                                       -------------------    -------------------

        Net Cash Flows (Used) by Operating Activities                            (181,177)               (60,000)
                                                                       -------------------    -------------------

CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
    Acquisition of property and equipment                                          (7,475)                (1,248)
    (Increase) in program development cost                                        (13,500)                    --
    Sale of marketable equity securities                                            1,150                     --
                                                                       -------------------    -------------------

        Net Cash Flows (Used ) by Investing Activities                            (19,825)                (1,248)
                                                                       -------------------    -------------------

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
    Proceeds from issuance of short-term debts                                         --                 71,085
                                                                       -------------------    -------------------

        Net Cash Flows Provided by Financing Activities                                --                 71,085
                                                                       -------------------    -------------------

NET INCREASE (DECREASE) IN CASH                                                  (201,002)                 9,837

CASH AT THE BEGINNING OF THE YEAR                                                 515,920                 28,707
                                                                       -------------------    -------------------

CASH AT THE END OF THE PERIODS                                          $         314,918      $          38,544
                                                                       ===================    ===================

ADDITIONAL DISCLOSURES:
    Interest paid                                                       $              --      $           1,203
                                                                       ===================    ===================

    Income taxes paid                                                   $             800      $              --
                                                                       ===================    ===================

NON-CASH INVESTING AND FINANCING TRANSACTIONS
     Realized (loss) on sale of marketable equity securities            $          (7,850 )   $              --
                                                                       -------------------    ------------------

      See Accompanying Notes to Unaudited Consolidated Financial Statements
F-19

                           DIGS, INC. AND SUBSIDIARIES
                              SELECTED INFORMATION

     Substantially All Disclosures Required By Generally Accepted Accounting
             Principles are Not Included MARCH 31, 1999 (UNAUDITED)





NOTE 1 - MANAGEMENT'S STATEMENT

     In the opinion of the management the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of DIGS, Inc. and subsidiaries (the Company) at March 31, 1999, and the results of operations and the cash flows for the quarter periods ended March 31, 1999 and 1998. The notes to the Consolidated Financial Statements which are incorporated by reference into the 1998 Form 10-SK should be read in conjunction with these Consolidated Financial Statements.

NOTE 2 - AGREEMENT OF REORGANIZATION

     Effective November 9, 1998, in connection with the agreement of reorganization, the Company issued 5,l94,968 shares of its common stock at $.001 par value per share, in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc. (DCP), in which DCP became a wholly owned subsidiary of the Company based on a conversion ratio of 3 shares of the Company's common stock for each share of DCP's stock. The merger qualified for a tax-free reorganization and has been accounted for as a recapitalization of Digital Corporate Profiles, Inc. at book value.

     For periods preceding the merger, there were no intercompany transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.



















    See Accompanying Notes to Unaudited Consolidated Financial Statements
F-20